INFINITY CROSS BORDER ACQUISITION CORPORATION

INFINITY I-CHINA FUND (CAYMAN), L.P.

INFINITY I-CHINA FUND (ISRAEL), L.P.

INFINITY I-CHINA FUND (ISRAEL 2), L.P. AND

INFINITY I-CHINA FUND (ISRAEL 3), L.P.

c/o Infinity-C.S.V.C. Management Ltd.

3 Azrieli Center (Triangle Tower)
42nd Floor, Tel Aviv, Israel, 67023

March 10, 2014

VIA EDGAR

Mellissa Campbell Duru, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:	Infinity Cross Border Acquisition Corporation

Amendment No. 3 to Schedule TO-I filed February 27, 2014

File No. 5-86919

Infinity I-China Fund (Cayman), L.P.

Infinity I-China Fund (Israel), L.P.

Infinity I-China Fund (Israel 2), L.P.

Infinity I-China Fund (Israel 3), L.P.

Amendment No. 3 to Schedule TO-I filed February 27, 2014

File No. 5-86919

Dear Ms. Campbell Duru:

This letter is in response to the oral comments provided by the staff of the Securities and Exchange Commission (the “Staff”) to legal counsel for Infinity Cross Border Acquisition Corporation, Infinity I-China Fund (Cayman), L.P., Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P. and Infinity I-China Fund (Israel 3), L.P.  (collectively, the “Company”, “we”, “us” or “our”) on March 7, 2014 with respect to the foregoing tender offer documents. We hereby advise the Staff that:

(1) We will revise the disclosure in the tender offer documents to be consistent in all material respects with the revisions undertaken to address any future comments provided by the Staff with respect to the Registration Statement on Form S-4, as amended, filed by Glori Acquisition Corp. (“Form S-4”); and

(2) We will mail the revised tender offer documents to our shareholders and warrantholders once we have determined that all material comments on the Form S-4 have been resolved and that no additional material changes to the tender offer documents will be necessary.

* * * *

Mellissa Campbell Duru, Esq.

United States Securities and Exchange Commission

March 10, 2014

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel, Stuart Neuhauser, Esq. or Joshua Englard, Esq., at (212) 370-1300.

Very truly yours,

INFINITY CROSS BORDER ACQUISITION
CORPORATION

By:	/s/ Mark Chess
Name: Mark Chess
Title: Executive Vice President

cc:	Ellenoff Grossman & Schole LLP